EXHIBIT 5

                               VOTING AGREEMENT


     This Agreement is made by and between Allen E. Myers ("Myers") and E. Donald DeYoung ("DeYoung").
     WHEREAS, Myers and DeYoung are common shareholders of Note Bankers of America, Inc., a Texas corporation (the "Company"); and
     WHEREAS, Myers and DeYoung desire to promote their mutual interest in the continuity and stability of management of the Company by imposing certain mutual voting restrictions upon themselves.
     NOW, THEREFORE, in consideration of that certain Exchange Agreement of even date herewith, the sufficiency of which is hereby acknowledged, DeYoung agrees that, with respect to the 125,000 shares of the common stock of the Company beneficially owned by him and received by him in conversion of that one certain promissory note in the original principal sum of $25,000, that, for as long as he owns said shares or until said shares are sold to a third party non-affiliate of DeYoung, the holder of such shares will abstain from voting said shares with respect to any matters as may come before the shareholders of the Company, provided however, said shares may be voted pursuant to the written consent of Myers and as may be determined in each case by the joint agreement of Myers and DeYoung.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the 15th day of August, 1996.

     /S/  E.  Donald  DeYoung                     /S/  Allen  E.  Myers
     ________________________                    ______________________________
          E.  Donald  DeYoung                          Allen  E.  Myers